

July 18, 2011

Via E-mail
Mr. Delong Zhou
Chief Financial Officer
China Industrial Steel Inc.
110 Wall Street, 11th Floor
New York, NY 10005

      Re: **China Industrial Steel Inc.**
                Amendment No. 2 to Registration Statement on Form S-1
                Filed June 30, 2011
                File No. 333-172135

Dear Mr. Zhou:

      We have reviewed your registration statement and have the following comments.

Management's Discussion and Analysis . . . , page 25

1. We note your response to comment nine of our letter dated May 19, 2011. It appears to us that your disclosure in the second sentence of the third paragraph on page 25 uses language related to accounting literature that has been superseded. If accurate, please revise your disclosure here and on pages 43, F-6 and F-33, regarding your determination that you have a controlling financial interest in a VIE, to use the current language in ASC 810-10-05-8A. Also, it appears to us that your current VIE structure may subject you to risks regarding the enforceability of contracts and potential non-performance by the VIE. Please address these and any other related risks in a risk factor that also addresses the potential impact of all such risks, including the potential for de-consolidation.

Results of Operations for the Three Months Ended March 31, 2011 and 2010, page 27

2. We read your disclosure that you stopped manufacturing steel bars in 2011 due to lack of demand and low market prices. Please revise your discourse to discuss whether you expect this to be a long term change or whether you can begin producing steel bars, at will, when market conditions change. Also, please address and quantify whether you idled any assets, including if there was any impact on the valuation of such assets, as a result of these actions.

3. We note your response to comment nine of our letter dated May 19, 2011, including your disclosures on pages 28 and 32, that percentage increases in cost of revenues were higher than increases in selling prices and negatively impacted gross profit margins in 2011 and 2010. Please expand your disclosures to address your expectations regarding the continuation of the negative trend in gross profit margins and to discuss any plans you intend to implement to address this trend.

Liquidity and Capital Resources, page 35

4. Please revise your disclosures to address the following:

- Quantify the amount of restricted net assets that cannot be transferred to the US parent company;

- Address how cash is transferred within the organization;

- Address your intent to repurchase common stock, including the related party loan that will be necessary to implement the repurchases;

- Address your intent to repay the related party loans when due, including the potential impact if you are unable to make such payments;

- Quantify the amount of your planned capital expenditures for the upcoming fiscal year.

Executive Compensation, page 74

Compensation Discussion and Analysis, page 74

5. We note your response to comment 24 of our letter dated May 19, 2011. Specifically, we note your disclosure that executive compensation is paid pursuant to each executive's compensation arrangement or understanding with the company. Please disclose the material terms of your arrangements with each of your executive officers.

Notes to Consolidated Financial Statements, page F-6

8. Obligations Under Capital Lease – Related Parties, page F-13

6. We note your response to comment 29 of our letter dated May 19, 2011. Please further explain how the amounts to be paid under the capitalized leases were determined, including why you believe this accounting results in no carryover cost-basis issues.

12. Related Party Transactions, page F-16

7. We note your response to comment 11 of our letter dated May 19, 2011. In light of the allocation of costs under the service agreement from a significant shareholder, please revise your disclosures here and on page F-41 to disclose: the allocation method used; management's assertion that the allocation method is reasonable; and management's estimate of what the expenses would have been on a stand-alone basis, similar to the disclosures required by SAB Topic 1:B.

Notes to the Condensed Consolidated Financial Statements (Unaudited), page F-33

16. Stockholders' Equity, page F-46

8. We note your response to comment 31 of our letter dated May 19, 2011. It appears to us that the strike price of the warrants is expressed in US dollars but that the US dollar may not be your functional currency. Please explain to us your consideration of the provisions of ASC 815-40-15-7I. If the functional currency of the parent company is the US dollar, please revise your accounting policy disclosures accordingly.

Recent Sales of Unregistered Securities, page 87

9. We note your response to comment 30 of our letter dated May 19, 2011, and we reissue the comment. On page 87, you still reference your "sole director." Other disclosures in your registration statement indicate that you have five directors. Please revise your disclosures as appropriate, including in the "Directors, Executive Officers, Promoters and Control Persons" section, to clarify who is a director of the company and how long each director has held that position. In providing this disclosure, please clarify whether any of your current directors became directors of your company only after execution of the Entrustment Agreements.

10. We note your response to comment 33 of our letter dated May 19, 2011, and we reissue the comment. We note that all of the shares issued on July 1, 2010 were issued in consideration for services. Please tell us why you valued the shares issued to Friedland Capital USA Inc. differently than the shares issued to the other investors who purchased shares on July 1, 2010.

You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or, in her absence, Dietrich King, Senior Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Pamela Long
Assistant Director

cc: Via E-mail
        Jennifer Ahn, Esq.
        Sichenzia Ross Friedman Ference LLP